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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                             EVOLVING SYSTEMS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                  30049R 10 0
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

     [   ]  Rule 13d-1(b)

     [   ]  Rule 13d-1(c)

     [ X ]  Rule 13d-1(d)

                                       1.
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CUSIP NO. 30049R 10 0

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    George A. Hallenbeck

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [   ]

     (b)  [   ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

5.  NUMBER OF SHARES BENEFICIALLY OWNED WITH SOLE VOTING POWER

    2,052,187

6.  NUMBER OF SHARES BENEFICIALLY OWNED WITH SHARED VOTING
    POWER

    None

7.  NUMBER OF SHARES BENEFICIALLY OWNED WITH SOLE DISPOSITIVE
    POWER

    989,687

8.  NUMBER OF SHARES BENEFICIALLY OWNED WITH SHARED DISPOSITIVE
    POWER

    None

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED

    2,052,187

10. CHECK BOX IF AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES

    [   ]

                                       2.
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    17.6%

12. TYPE OF REPORTING PERSON

    IN

                                       3.
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CUSIP NO. 30049R 10 0

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Jacquie Hallenbeck

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [   ]

     (b)  [   ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

5.  NUMBER OF SHARES BENEFICIALLY OWNED WITH SOLE VOTING POWER

    None

6.  NUMBER OF SHARES BENEFICIALLY OWNED WITH SHARED VOTING
    POWER

    None

7.  NUMBER OF SHARES BENEFICIALLY OWNED WITH SOLE DISPOSITIVE
    POWER

    1,062,500

8.  NUMBER OF SHARES BENEFICIALLY OWNED WITH SHARED DISPOSITIVE
    POWER

    None

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED

    1,062,500

10. CHECK BOX IF AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES

    [   ]

                                       4.
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    9.1%

12. TYPE OF REPORTING PERSON

    IN

                                       5.
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Item 1(a).  Name of Issuer:

            Evolving Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            9777 Mt. Pyramid Court
            Englewood, Colorado  80112

Item 2(a).  Name of Person Filing:

            George A. Hallenbeck, on his own behalf and on behalf of Jacquie Hallenbeck (see the Joint Filing Agreement attached hereto as Exhibit A).

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Evolving Systems, Inc.
            9777 Mt. Pyramid Court
            Englewood, Colorado  80112

Item 2(c).  Citizenship:

            United States of America

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            30049R 10 0

Item 3.     N/A

Item 4.     Ownership:

            (a)  Amount beneficially owned:

                 George A. Hallenbeck:    2,052,187
                 Jacquie Hallenbeck:      1,062,500

            (b)  Percent of class:

                 George A. Hallenbeck:    17.6%
                 Jacquie Hallenbeck:       9.1%

                                       6.
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            (c)  Number of shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote:

                       George A. Hallenbeck:    2,052,187
                       Jacquie Hallenbeck:      None

                 (ii)  Shared power to vote or to direct the vote:

                       George A. Hallenbeck:    None
                       Jacquie Hallenbeck:      None

                 (iii) Sole power to dispose or to direct the disposition of:

                       George A. Hallenbeck:    989,687
                       Jacquie Hallenbeck:      1,062,500

                 (iv)  Shared power to dispose or to direct the disposition of:

                       George A. Hallenbeck:    None
                       Jacquie Hallenbeck:      None

Item 5.    Ownership of Five Percent or Less of a Class:

           N/A

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           N/A

Item 8.    Identification and Classification of Members of the Group:

           N/A

Item 9.    Notice of Dissolution of Group:

           N/A

                                       7.
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Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 12, 1999


                                    /s/ George A. Hallenbeck
                                    -----------------------------------------
                                    George A. Hallenbeck

                                       8.
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                                   EXHIBIT A

                             JOINT FILING AGREEMENT


     Each of the undersigned hereby agrees and consents to the execution and joint filing on his or her behalf by George A. Hallenbeck of this Schedule 13G regarding beneficial ownership of Common Stock of Evolving Systems, Inc. as of December 31, 1998.

     IN WITNESS WHEREOF, the undersigned have executed this agreement on the 12th day of February, 1999.


                                /s/ George A. Hallenbeck
                                --------------------------------------------
                                George A. Hallenbeck


                                /s/ Jacquie Hallenbeck
                                --------------------------------------------
                                Jacquie Hallenbeck

                                       9.